September 8, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jonathan Burr

Re: Starboard Value Acquisition Corp.
Registration Statement on Form S-1
File No. 333-248094

Ladies and Gentlemen:

Starboard Value Acquisition Corp., a Delaware corporation (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, respectfully requests that the effective date for the above-referenced Registration Statement filed with the Securities and Exchange Commission (the “Commission”) be accelerated to September 9, 2020 at 3:30 p.m. Washington, D.C. time or as soon thereafter as practicable.

If you have any questions, or require any additional information, please do not hesitate to call Alice Hsu at Akin Gump Strauss Hauer & Feld LLP at (212) 872-1053 and please contact Ms. Hsu by telephone call when this request for acceleration has been granted.

Very truly yours,

Starboard Value Acquisition Corp.

By:	/s/ Martin D. McNulty, Jr.
Name: Martin D. McNulty, Jr.
Title: Chief Executive Officer

cc:	Alice Hsu, Akin Gump Strauss Hauer & Feld LLP

Christian O. Nagler, Kirkland & Ellis LLP